As filed with the Securities and Exchange
                      Commission on June 29, 1998.

                       Registration No. 333-_____

------------------------------------------------------------------

                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549
                     __________________________
                             FORM S-2
                      REGISTRATION STATEMENT
                              Under
                     THE SECURITIES ACT OF 1933
                       ______________________
                     UNITED SHIELDS CORPORATION
        (Exact name of registrant as specified in its charter)

   Colorado                                        84-1049047
(State or other                                 (I.R.S. Employer
jurisdiction of     Grand Baldwin Building       Identification No.)
                   655 Eden Park Drive,
                   Suite 260
                   Cincinnati, Ohio 45202-2000
                   (513) 241-7470

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                        ________________
                           T.J. Tully
                     Grand Baldwin Building
                 655 Eden Park Drive, Suite 260
                  Cincinnati, Ohio 45202-2000
                         (513) 241-7470
                   Fax:  (513) 412-3632

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                       _________________
                           Copy to:
                    Charles F. Hertlein, Jr.
                     Dinsmore & Shohl LLP
                      1900 Chemed Center
                     255 East Fifth Street
                    Cincinnati, Ohio  45202
                        (513) 977-8315
                     Fax:  (513) 977-8141

Approximate date of commencement of proposed sale to the public; As soon as practicable after this Registration Statement becomes effective.
                       _________________

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. __X__

     If the registrant elects to deliver its latest annual report to Security holders, or a complete and liable facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.
__X__

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.


                  CALCULATION OF REGISTRATION FEE
Title of
Each                                      Proposed
Class of                  Proposed        Maximum
Securities                Maximum         Aggregate   Amount of
to be       Amount to be  Offering Price  Offering    Registration
Registered  Registered    Per Share       Price       Fee

Common       993,384        $3.50 (1)     $3,476,844    $1,026
Stock

(1) Estimated solely for the purpose of calculating the amount of the registration fee.
                         _______________

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. __________________________________________________________________
PROSPECTUS
                            993,384 Shares

                      UNITED SHIELDS CORPORATION
                             Common Stock
                            _______________

     Certain selling shareholders (the "Selling Shareholders") are offering for sale pursuant to this Prospectus up to 993,384 shares (the "Shares") of the common stock without par value ("Common Stock") of United Shields Corporation (the "Company"). The Selling Shareholders originally acquired the Shares from the Company in December 1997 pursuant to the merger into a wholly-owned subsidiary of the Company of R.P. Industries, Inc. See "Selling Shareholders." The Company will not receive any proceeds from the sale of Shares hereunder.

     The Shares may be sold from time to time by the Selling Shareholders (or their pledges or donees) in one or more transactions (which may include block transactions in the National Association of Securities Dealers ("NASD") OTC Bulletin Board), in negotiated transactions or otherwise, at prices then prevailing or at negotiated prices. The Selling Shareholders may effect such transactions by selling Shares directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Commissions or discounts which may be received by brokers or dealers are not expected to exceed those customary in the type of transactions involved. The Selling Shareholders and any persons who act as broker-dealers in connection with the sale of the Shares offered hereby might be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them, and any profit on the resale of the Shares as principal, may under certain circumstances be deemed to be underwriting discounts and commissions under the Securities Act.

     All expenses of registration of the Shares under the Securities Act and applicable state laws will be borne by the Company. Any commission expenses and brokerage fees, the fees of counsel to the Selling Shareholders and any applicable taxes are payable individually by the Selling Shareholders.

     The Common Stock is traded on the over-the-counter and quoted on the NASD OTC Bulletin Board under the symbol "UNSC". On June 25, 1998, the closing price of the Common Stock on the NASD OTC Bulletin Board was $3.50 per share.

     See "RISK FACTORS" on page 2 of this Prospectus for a discussion of certain factors that should be considered by prospective purchasers of the Shares.


     __________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     ____________

     The date of this Prospectus is June 30, 1998

     AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") pursuant to Section 15(d) thereof, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information concerning the Company can be inspected and copied at the Public Reference Room of the Commission, Room 1024, 450 Fifth Street, NW, Washington, D.C. and at the Commission's regional offices at 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and Two World Trade Center, Suite 1300, New York, New York 10048. Copies of this material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission also maintains an Internet website at http://www.sec.gov from which copies of documents electronically filed with the Commission may also be obtained.

     The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act, with respect to the Shares offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits incorporated therein by reference or filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     A copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997 and the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 1996 are being delivered with this Prospectus.

        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference: (i) Annual Report on Form 10-KSB for the year ended December 31, 1997; and (ii)
Quarterly Report on Form 10-QSB for the quarter ended March 31,
1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered upon written or oral request of such person, a copy of any or all documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for copies should be directed to T.J. Tully, Grand Baldwin Building, 655 Eden Park Drive, Suite 260, Cincinnati, Ohio 45202-2000, telephone (513) 241-7470.


                           TABLE OF CONTENTS

Available Information                               ii

Incorporation of Certain Documents by Reference     ii

The Company                                          1

Risk Factors                                         1

Selling Shareholders                                 1

Plan of Distribution                                 2

Legal Matters                                        3

Experts                                              3


     No person is authorized to give any information or make any representations other than those contained or incorporated by reference in this Prospectus, in connection with the offering referred to herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy the securities registered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein is correct as of any time subsequent to its date.

                          THE COMPANY

     The Company is a holding and marketing company which intends to acquire operating companies engaged in blow molding and injection molding plastics businesses in a range of press capacities from 20 ton to 3000 ton clamp pressure, providing a fully integrated company which can provide its customers with "one-stop shopping" for their blow molding and injection molding needs. Additionally, the Company intends to further develop its existing food and beverage packaging business. The Company is seeking potential acquisition candidates involved in blow molding and injection molding plastics manufacturing, production, packaging, and distribution that will complement the Company's business and increase the Company's asset and revenue base.

Plastics Division

     The Plastics Division is currently comprised of R.P. Industries, Inc. The Plastics Division has operations in Chester, Virginia and Oxford, North Carolina, with approximately 40 molding machines ranging in capacity from 22 tons to 700 tons of clamp pressure. The Company manufactures component parts and finished products primarily for original equipment manufacturers in the southeast and mid-Atlantic regions and markets in Indiana, Illinois and Canada. Secondary operations include hot stamping, sonic welding, pad printing, chemical bonding, heat transfer decal application, spray painting, drilling and assembly.

     The Company intends to continue acquiring operating companies engaged blow molding and injection molding plastics businesses in an effort to create a fully integrated company which can provide its customers with "one-stop shopping" for their blow molding and injection molding needs. The Company expects to target financially sound acquisition candidates that have developed a unique process, design or product within the blow molding and injection molding industry. The Company believes that consolidation within such industry will occur as a result of what it believes is a trend of customers desiring to reduce the number of vendors they use. As the Company increases its holdings within the industry, it believes it will benefit from the ability to adequately service a broad range of blow molding and injection molding needs, thereby providing customers with an option not currently readily available within the industry. Additionally, by targeting acquisition candidates with a unique process, design or product, the Company believes it will be able to offer a unique range of plastics blow molding and injection molding services not currently available.

Food and Beverage Packaging

     The HeaterMeals Company manufactures and markets portable electrochemical heating devices and a line of shelf-stable meals with a patented self-heating device. The self-heating device is comprised of metallic alloy powder embedded with plastic which generates heat when activated by water, but is flameless, non-toxic and flexible in design. Since 1990, the Company has sold over 80 million flameless ration heaters ("FRH") to government contractors which incorporate the FRH into Meals-Ready-to-Eat, or MRE's, for the United States military. Since 1996, the Company has sold over 1.2 million shelf-stable meals under the trademark HeaterMeals . HeaterMeals is an assortment of breakfast and dinner entrees packaged with the patented self-heating device, utensil pack and water activation pouch, distributed to truckstops throughout the United States, grocery stores located in Kentucky, Ohio, Indiana and Michigan and various specialty retail outlets and catalogues. The Company intends to expand its marketing and sales of the HeaterMeals(R) brand by broadening the geographic distribution of the products, creating new meals for new target audiences where the convenience of the self-heating feature is important, developing direct marketing opportunities, and exploiting the self-heating technology in other commercial categories.

     The Company, through its subsidiary, UNSC, Inc., owns marketing rights for a collapsible bottle for retail/consumer sale of water and water-based beverages and pre-packed powdered instant drink mixes. The bottle can be shipped and stored in its collapsible state and water or other liquids can be added manually, without the use of special equipment. The Company believes that the convenience of being able to add liquids to the bottle at any stage in the sales and distribution chain will enable the Company to market the bottle for a variety of uses. The Company believes that in addition to uses within the food and beverage industry, the bottle may provide the medical industry with a clean, safe and inexpensive alternative to glass containers.


                          RISK FACTORS

INVESTMENT IN THE SHARES IS SUITABLE ONLY FOR INVESTORS WHO
UNDERSTAND, AND HAVE FINANCIAL RESOURCES SUFFICIENT TO ENABLE THEM TO BEAR, A NUMBER OF RISKS, INCLUDING BUT NOT NECESSARILY LIMITED TO THOSE DESCRIBED BELOW. PROSPECTIVE INVESTORS SHOULD CONSIDER
CAREFULLY THE FOLLOWING FACTORS AND OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING ANY OF THE SHARES:

Need for Additional Financing

     The Company currently estimates that cash generated from operations and available under the Company's existing lines of credit will be sufficient to finance its current operations and obligations for only a two month period. Due to restrictive covenants in its credit facility, R.P. Industries, Inc. is not able to provide dividends to the Company of revenues derived from the operations of R.P. Industries, Inc. The Company is actively pursuing additional funding through public or private financing, including equity financing. There can be no assurance that adequate financing will be available, or if available, on terms acceptable to the Company. If additional funds are raised by issuing equity securities, existing shareholders may experience dilution. Insufficient funds may require the Company to scale back or eliminate some of its products.

     Additionally, a principal component of the Company's business strategy is to increase its revenues, earnings and market share through the acquisition of additional companies with similar or complementary businesses. There can be no assurance that the Company will be able to generate internal cash or obtain financing from external sources, or that, if available, such financing will be on the terms acceptable to the Company. The issuance of additional Common Stock to finance acquisitions may result in substantial dilution to the purchasers of the Common Stock offered hereby. Any debt financing may significantly increase the Company's leverage and may involve restrictive covenants that limit the Company's
operations.   As a result, there can be no assurance that the
Company will be able to implement its acquisition strategy successfully.

Limited Operating History and Losses from Operations; Uncertainty of Future Profitability

     The Company has only had operations for approximately one year, and during such time, has not been profitable. There can be no assurance that recent capital infusions, acquisitions, related management changes or the market for the Company's services will cause the Company to become profitable overall, or that, if achieved, profitability will be sustained. To the extent the Company cannot achieve profitable operations, the Company could fail to timely meet its obligations when they come due. In such event, if the Company's creditors sought to satisfy amounts owed them, these actions could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Generally Associated with Acquisitions

     A principal component of the Company's business strategy going forward is to increase its revenues, earnings and market share through the acquisition of additional companies with similar or complementary business. However, and there can be no assurance that it will successfully be able to identify attractive acquisition candidates or to negotiate acquisition transactions on economically acceptable terms with any candidates which may be identified.

     Acquisitions may involve a number of special risks, including adverse short-term effects on the Company's operating results, diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, the potential inability to integrate financial and management reporting systems, dependence on retention, hiring and training of key personnel, risks associated with unanticipated problems or legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's operations and financial performance. To the extent any such acquisitions are successfully consummated, there can be no assurance that they will ultimately be beneficial to the Company's operation or that they will contribute to its growth. Likewise, there can be no assurance that any completed acquisitions will produce returns to the Company that will justify the Company's investment. See "Possible Need for Additional Financing."

Potential Inability to Manage Growth

     The Company hopes to expand its operations significantly in the near future, which will place demands on the Company's administrative, operational and financial resources. Any significant growth of the Company's customer base and its services could place an additional strain on the capacity, management and operations of the Company. The Company's future performance and profitability will depend in part on its ability to successfully integrate new acquisitions, implement improved financial and management systems, add capacity as and when needed and hire qualified personnel to respond to changes in its business. The failure to integrate new acquisitions, implement such systems, add any capacity or hire such qualified personnel may have a material adverse effect on the Company's business, financial condition and results or operations.


Competition

     The injection molding and food and beverage industries are extremely competitive. Many companies offer one or more of the products and services offered by the Company. Some of these competitors may be able to offer a product or products at a lower price than the Company. In addition, many potential customers of the Company may use more than one supplier for injection molding or food and beverage products and services. The Company may not be able to compete effectively against its current competitors, and the Company cannot assure that additional competitors with greater resources than the Company will not enter the industry and compete effectively against the Company. To the extent that the Company is unable to compete successfully against its existing and future competitors, its business, operating results and financial condition could be materially adversely affected.

Rapid Technological Change

     The injection molding market is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. The Company believes that its future success will depend upon its ability to keep pace with technological developments and emerging industry standards.
The introduction of competing products embodying new technologies and the emergence of new industry standards could render the Company's existing product lines obsolete and unmarketable. Accordingly, the Company anticipates that significant amounts of future revenue will need to be derived from products and product enhancements which either do not exist today or have not been sold in large enough quantities to ensure market acceptance. If the Company is unable to obtain and introduce product enhancements and new products in a timely and cost-effective manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially and adversely affected.

Proprietary Technology Infringement

     Although the Company does not believe that it currently infringes on the proprietary rights of any third party, in the future the Company may receive notices claiming that it is infringing the proprietary rights of third parties and may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products. Any such claim could be time consuming, result in costly litigation, cause product shipment delays or force the Company to enter into royalty or license agreements rather than dispute the merits of such claims and have a material adverse effect on the Company's business, operating results and financial condition.

Risk of New Products

     The Company's business strategy emphasizes the design, development and commercialization of enhancements to the HeaterMeals(R) product line. The developing and marketing of any new product in a new market, particularly new beverage and food products is intensely competitive. Most new products are not successful. Even for products which are successful, the success may not be achieved without incorporating numerous changes and/or refinements to the product and/or its packaging. Such changes and refinements may be costly and may also result in delays in the manufacturing, marketing and selling of the product. While the HeaterMeals(R) product line was introduced in March 1995, its is too early to determine whether this product will be successful. There is also no assurance that any other new product introduced by the Company in the future will be successful or profitable.

Uncertainty of Market Acceptance

     The commercial market for HeaterMeals is relatively new, and there can be no assurance that the market will accept HeaterMeals in sufficient quantities to ensure the profitability or long-term viability of the Company. The cost and availability of other products may contribute to HeaterMeals not achieving broad market acceptance which would have a material adverse effect on the Company's business, financial condition and results of operations.

Control of the Company

     Upon completion of the Offering, T.J. Tully, the Chairman and CEO of the Company, together with his and his spouse's family members will continue to own beneficially an aggregate of approximately 53.8% of the issued and outstanding shares of common Stock of the Company. As a practical matter, the Tully family is in a position to control the management, policies and operations of the Company.

Dependence on Key Personnel

     The departure of any of the members of senior management, especially T.J. Tully, Granville G. Valentine, and Donald T.
Zimmerman, could materially adversely affect the Company's ability to meet its strategic and financial objectives.

Product Liability

     The marketing sale of the Company's products incorporating the self-heating device involve an inherent risk of claims for product liability. Due to the reactive nature of the electrochemical heaters with liquids and the release of hydrogen as part of the reaction, the product is subject to misuse. Hydrogen gas is highly flammable and is explosive in certain concentrations. Due to its highly buoyancy, hydrogen dissipates rapidly into the atmosphere and is considered the safest of the common combustible gases. If hydrogen is confined or its flow restricted to a narrow channel, explosive or combustible conditions would be created. A very large amount of material and an extremely hot source to induce ignition is required before a hazardous condition can be created. The occurrence of an injury-producing event is most unlikely unless deliberately contrived. The Company has been advised by government investigators that the product sold to the military has been misused to create a handmade explosive device. The Company is unaware of any injuries caused by the use or misuse of any of its products. Although the Company intends to maintain limited product liability insurance coverage, there can be no assurance that the Company or the subsidiaries will have resources sufficient to satisfy liability claims in excess of policy limits if required to do so. Further, there can be no assurance that the Company or the subsidiaries will be able to maintain coverage of sufficient scope at acceptable rates.

Limited Marketing and Sales Force; Inability to Obtain Grocery Shelf
Space

     Currently, the Company has very limited internal marketing and sales capacity. Although the Company believes that its strategy of establishing an alliance with a major marketer to the supermarket and convenience store markets will be sufficient to generate sales of HeaterMeals(R) products, there can be no assurances that the Company will be successful in establishing such relationships or that a significant market for the Company's products or services will develop.

Dependence on Key Suppliers

     There is no assurance that the Company will develop successful relationships with suppliers that will provide their products at a reasonable cost and on a timely basis. The Company knows of only one domestic source of supply for the electrolytic iron powder used in the HeaterMeals(R) product line alloy which is a specification for manufacturing the Company's military product. Alternative types of iron powder which can be used for commercial products are widely available.

Shares Eligible for Future Sale

     The market price of the Common Stock of the Company could be adversely affected by the sale of substantial amounts of the Common Stock in the public market following this Offering. The shares being sold in this Offering will be freely tradable unless acquired by affiliates of the Company.

     Most shares of the Company's Common Stock were acquired in transactions registered under the Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration.

Lack of Dividends

     The Company does not expect that it will pay dividends on its shares in the foreseeable future. Instead, the Company intends to apply any earnings to the expansion, research, and development of its business. This investment should not be considered by purchasers in need of current income from the investment.

Potential Volatility of Stock Price

     The market price of the Company Common Stock historically has been subject to substantial price volatility. Such volatility may recur in the future due to overall market conditions or business-specific factors such as the Company's ability to effectively penetrate the market, new technological innovations and products, changes in government regulations, the issuance of new or changed stock market analyst reports and recommendations, the Company's ability to meet analysts' projections, fluctuations in the Company's financial results or other unforeseen factors. In addition, the Company Common Stock could experience extreme fluctuations in market price that are wholly unrelated to the operating performance of the Company.

                    SELLING SHAREHOLDERS

     The Selling Shareholders acquired the Shares as of December 31, 1997 as the result of the merger into a wholly owned subsidiary of the Company of R.P. Industries. As a post-closing covenant, the Company was required to file a registration statement under the Securities Act to cover the resale of the Shares.

     The following table sets forth information as of January 30, 1998, with respect to beneficial ownership of Common Stock by the Selling Shareholders and has been provided to the Company by the Selling Shareholders:


                     Prior to Offering        After the Offering (2)
                   ------------------       ----------------------
                     Shares                         Shares
Name of              Benefi-           Shares to    Benefi-
Selling              cially            be Sold in   cially
Shareholder(1)        Owned   Percent  Offering      Owned  Percent
--------------        -------  -------  -----------  ------- -------

Gene G. Bright(3)    31,378     *        31,378      - 0 -    - 0 -
Austin Brockenbrough
  III(4)              1,784     *          892       - 0 -    - 0 -
Isadore Brown            89     *           89       - 0 -    - 0 -
Eunice Bass Browning    357     *          357       - 0 -    - 0 -
Joseph Brugh             27     *           27       - 0 -    - 0 -
Jonathan Bryan
  III(5)            671,865    5.7%    358,573       - 0 -    - 0 -
Lorraine Clark           89     *           89       - 0 -    - 0 -
Crawley Connelly         89     *           89       - 0 -    - 0 -
James R.V.
  Daniel(6)         173,063    1.5%    170,833       - 0 -    - 0 -
Mary Mead Trice
  Davenport              62     *           62       - 0 -    - 0 -
Harry Easterly       10,780     *       10,780       - 0 -    - 0 -
Dr. Morris M.
  Edison              1,783     *        1,783       - 0 -    - 0 -
Gail & Marvin Greer      36     *          36        - 0 -    - 0 -
Mark Holt               134     *         134        - 0 -    - 0 -
Donald Kidd             134     *         134        - 0 -    - 0 -
Margaret V. Lachner     312     *         312        - 0 -    - 0 -
Lawrence Lewis, Jr.
  Estate              6,465     *       6,465        - 0 -    - 0 -
Frederick Leys           62     *          62        - 0 -    - 0 -
C. Henry &
Marguarite Lumsford     178     *         178        - 0 -    - 0 -
Mrs. Erin McKiveen      892     *         892        - 0 -    - 0 -
Mrs. Douglas Moncure  1,587     *       1,587        - 0 -    - 0 -
Dr. Dorothy Moore        89     *          89        - 0 -    - 0 -
Dr. Sidney G. Page   10,753     *      10,753        - 0 -    - 0 -
Carlton & Elaine
  Potts                  27     *          27        - 0 -    - 0 -
Dr. David H.
  Reams Jr.             134     *         134        - 0 -    - 0 -
Edward Ritz          23,183     *      23,183        - 0 -    - 0 -
Betsy Coke Sebrall       89     *          89        - 0 -    - 0 -
Robert Shultz         1,783     *       1,783        - 0 -    - 0 -
Charlie Tribble       1,427     *       1,427        - 0 -    - 0 -
Granville Valentine  67,124     *      67,124        - 0 -    - 0 -

Dr. Joseph Whittle      357     *          357        - 0 -    - 0 -
Majorie Williams         53     *           53        - 0 -    - 0 -
J.W. Phillips           134     *          134        - 0 -    - 0 -
Plmmer Printing         410     *          410        - 0 -    - 0 -
M.B. Perkins          1,003     *        1,003        - 0 -    - 0 -
F.B. Fowlkes          1,115     *        1,115        - 0 -    - 0 -
James C. Wheat, Jr.
  GST, Nonexempt
  Marital Trust       7,312     *        7,312        - 0 -    - 0 -
Smith Barney            285     *          285        - 0 -    - 0 -
Kray & Co.               29     *           29        - 0 -    - 0 -
Anne Wright Hunt        265     *          265        - 0 -    - 0 -

     TOTAL          993,384            993,384        - 0 -    - 0 -
_________________

     (1) Persons named in this table have sole voting and investment power with respect to all Shares shown as beneficially owned by them, subject to community property laws, where applicable.
     (2) The information provided in this column assumes that the Selling Shareholders will offer for sale all Shares beneficially owned by them, although there can be no assurance that any of the Selling Shareholders will in fact sell all or any specific portion of such Shares.
     (3) Includes 22,059 shares held by Gene G. Bright and 9,319 shares held by Gene G. Bright and Donna D. Bright.
     (4) Includes 892 shares held by Austin Brockenbrough III and 892 shares held by Jane Brockenbrough.
     (5) Includes 358,573 shares held by Jonathan Bryan III, 8,917 shares held by Jonathan Bryan III for the benefit of Isabell Scott Bryan, 84,708 shares held by Robert Carter Bryan, 67,938 shares held by John Bryan IV, 75,791 shares held by Isabell Bryan, 5,590 shares held by John Bryan. OV for the benefit of Jeb Bryan, 5,590 shares held by John Bryan, IV for the benefit of Elle Bryan, and 5,590 shares held by John Bryan, IV for the benefit of Gussie Bryan and 36 shares held by Lamont Bryan, and 111 shares held by Mary Bryan.
     (6) Includes 170,833 shares held by James R.V. Daniel, 446 shares held by Colleen Hayes Daniel, 892 shares held by J. Randolph Daniel, and 892 shares held by Darby Reines Addcock.


                 DESCRIPTION OF CAPITAL STOCK

     The Articles of Incorporation of the Company authorizes 500,000,000 shares of Common Stock, no par value ("Company Common Stock"). The holders of shares of Company Common Stock have one vote per share. The Company Common Stock does not have any conversion rights. The closing price of the shares of the Company Common Stock on the NASD OTC Bulletin Board at June 25, 1998 was $3.50 per share. The holders of shares of Company Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor. The Company does not anticipate declaring or paying any cash dividends for the foreseeable future. Cumulative voting of shares of Company Common Stock is not authorized.


                     PLAN OF DISTRIBUTION

General

     The Shares may be sold from time to time by the Selling Shareholders (or their transferees, assignees, pledgees or donees) in one or more transactions (which may include block transactions on the NASD OTC Bulletin Board) in negotiated transactions or otherwise, at prices then prevailing or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares directly to purchasers or to or through broker-dealers which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they may sell as principal, or both. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Commissions or discounts which may be received by brokers or dealers are not expected to exceed those customary in the type of transactions involved. The Selling Shareholders and any persons who act as broker-dealers in connection with the sale of the Shares offered hereby might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them, and any profit on the resale of the Shares as principal, may, under certain circumstances, be deemed to be underwriting discounts and commissions under the Securities Act.

     All expenses of registration of the Shares with the Commission, estimated to be approximately $20,000, will be borne by the Company. Any commission expenses and brokerage fees, the fees of counsel to the Selling Shareholders, and any applicable taxes are payable individually by the Selling Shareholders.

     The Company will receive no proceeds from the sale of any Shares under this Prospectus.

Indemnification

     The Company's Articles of Incorporation provide that the Company shall indemnify and advance expenses to its officers, directors, employees and agents to the fullest extent permitted by Colorado law. The Colorado Business Corporation Act ("CBCA") permits indemnification of director if the director conducted himself in good faith and reasonably believed, in the case of conduct in an official capacity with the Company, that his conduct was in the Company's best interest, and in all other cases that his conduct was at least not opposed to the Company's best interests, and in the case of any criminal proceeding, the director had no reasonable cause to believe his conduct was unlawful. However, the Company may not indemnify a director in connection with a proceeding by or in the right of Company in which the director was adjudged liable to the corporation, or in connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he derived an improper personal benefit. Indemnification under the CBCA is limited to reasonable expenses incurred in connection with the proceeding. The CBCA also requires indemnification of director to the extent he is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he is or was a director, against reasonable expense incurred by him in connection with the proceeding. The CBCA also permits a corporation to reimburse the reasonable expenses incurred by director who is a party to a proceeding in advance of the final disposition of the proceeding if the director furnishes to the Company a written affirmation of the director's good faith belief that he has met the standard of conduct required under the CBCA and furnishes a written undertaking to repay the advance if it is ultimately determined that he did not meet that standard of conduct. The CBCA also allows indemnification of officers, employees, fiduciaries and agents of the Company to a greater extent, and requires indemnification for officers, employees, fiduciaries and agents of the Company in each case in which such indemnification is required for a director. Further, the Company may indemnify and advance expenses to an officer, employee, fiduciary or agent of the Company to the same extent as to a director. The CBCA allows the Company to purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee, fiduciary or agent of the Company against any expense, liability, or loss, whether or not the Company would have the power to indemnify such person against such expense, liability, or loss under the CBCA.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                        LEGAL MATTERS

     The validity of the Shares of Common Stock offered hereby will be passed upon for the Company by Dinsmore & Shohl LLP, Cincinnati, Ohio.


                          EXPERTS

     The financial statements of the Company as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1997, have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             PART II

             INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

     The following is an itemized statement of the expenses (all but the SEC fees are estimates) in connection with the issuance of the securities being registered hereunder. All such expenses will be borne by the Company.

          SEC registration fees           $11,474
          Legal fees and expenses          $5,000
          Accounting fees and expenses     $2,000
          Miscellaneous                    $1,526

                              Total       $20,000
                                          =======

Item 15.     Indemnification of Directors and Officers

     The Company's Articles of Incorporation provide that the Company shall indemnify and advance expenses to its officers, directors, employees and agents to the fullest extent permitted by Colorado law. The Colorado Business Corporation Act ("CBCA") permits indemnification of director if the director conducted himself in good faith and reasonably believed, in the case of conduct in an official capacity with the Company, that his conduct was in the Company's best interest, and in all other cases that his conduct was at least not opposed to the Company's best interests, and in the case of any criminal proceeding, the director had no reasonable cause to believe his conduct was unlawful. However, the Company may not indemnify a director in connection with a proceeding by or in the right of Company in which the director was adjudged liable to the corporation, or in connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he derived an improper personal benefit. Indemnification under the CBCA is limited to reasonable expenses incurred in connection with the proceeding. The CBCA also requires indemnification of director to the extent he is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the director was a party because he is or was a director, against reasonable expense incurred by him in connection with the proceeding. The CBCA also permits a corporation to reimburse the reasonable expenses incurred by director who is a party to a proceeding in advance of the final disposition of the proceeding if the director furnishes to the Company a written affirmation of the director's good faith belief that he has met the standard of conduct required under the CBCA and furnishes a written undertaking to repay the advance if it is ultimately determined that he did not meet that standard of conduct. The CBCA also allows indemnification of officers, employees, fiduciaries and agents of the Company to a greater extent, and requires indemnification for officers, employees, fiduciaries and agents of the Company in each case in which such indemnification is required for a director. Further, the Company may indemnify and advance expenses to an officer, employee, fiduciary or agent of the Company to the same extent as to a director. The CBCA allows the Company to purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee, fiduciary or agent of the Company against any expense, liability, or loss, whether or not the Company would have the power to indemnify such person against such expense, liability, or loss under the CBCA.


Item 16.     Exhibits

     Each of the following exhibits is filed or incorporated by reference in this Registration Statement.


Exhibit
Number                  Description of Exhibit

(5) and (23.1)    Opinion and consent of Dinsmore & Shohl LLP,
                  counsel to the Registrant.

(23.2)            Consent of Grant Thornton LLP

(24)              Powers of Attorney (a)

________

(a) A power of attorney whereby various individuals authorize the signing of their names to any and all amendments to this Registration Statement and other documents submitted in connection therewith is contained on the first page of the signature pages following Part II of this Registration Statement.

Item 17.     Undertakings

     (a) Rule 415 Offering. The undersigned small business issuer hereby undertakes that it will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (h) Request for Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (i) Reliance on Rule 430A. The undersigned small business issuer will:

               (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the small business issuer under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

               (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                          SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on a Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio on the 29th day of June, 1998.

                     UNITED SHIELDS CORPORATION

                 By:     /s/ T.J. Tully
                             T.J. Tully, Chief Executive Officer

                       POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints T.J. Tully and Beverly R. Gill, and each of them, jointly and severally, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, and each with power to act alone, to sign and execute on behalf of the undersigned any amendment or amendments to this Registration Statement on Form S-2, and to perform any acts necessary to be done in order to file such amendment with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, and each of the undersigned does hereby ratify and confirm all that said attorneys-in-fact and agents, or their or his substitutes, shall do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates indicated.

Signature                       Title                  Date

/s/ T.J. TULLY            Chairman and               June 29, 1998
T.J. Tully                Chief Executive Officer


Principal Financial and
Accounting Officer:


/s/ BEVERLEY R. GILL      Chief Financial Officer    June 29, 1998
Beverley R. Gill

Directors:


/s/    T.J. TULLY         Director                    June 29, 1998
T.J. Tully

                        EXHIBIT 5 and 23.1





      Charles F. Hertlein, Jr.
           (513) 977-8315




United Shields Corporation
Grand Baldwin Building
655 Eden Park Drive, Suite 260
Cincinnati, Ohio 45202

Ladies and Gentlemen:

     This opinion is rendered for use in connection with the Registration Statement on Form S-2, prescribed pursuant to the Securities Act of 1933, to be filed by United Shields Corporation (the "Company") with the Securities and Exchange Commission on or about June 29, 1998, under which 993,384 shares of the Company's Common Stock without par value ("Common Stock") are to be registered.

     We hereby consent to the filing of this opinion as Exhibits 5 and 23.1 to the Registration Statement and to the reference to our name in the Registration Statement.

     As counsel to the Company, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such statutes, documents, corporate records, certificates of public officials, and other instruments as we have deemed necessary for the purpose of this opinion, including the Company's Amended Certificate of Incorporation and Amended Bylaws and the record of proceedings of the stockholders and directors of the Company.

     Based upon the foregoing, we are of the opinion that:

     1. The Company has been duly incorporated and is validly existing and in good standing as a corporation under the laws of the State of Colorado.

     2. When the Registration Statement shall have been declared effective by order of the Securities and Exchange Commission, such 993,384 shares of Company Common Stock will be legally and validly issued and outstanding, fully-paid and nonassessable.

     Very truly yours,

     DINSMORE & SHOHL LLP


     /s/ Charles F. Hertlein, Jr.

     Charles F. Hertlein, Jr.

Encl.

EXHIBIT 23.3

                  CONSENT OF INDEPENDENT ACCOUNTANTS

As independent certified public accountants, we hereby consent to the incorporation by reference in the Prospectus constituting part of this Registration Statement on Form S-2 of our report dated March 11, 1998, except for Notes D, F and M as to which the date is April 2, 1998, which is incorporated in United Shields Corporation's Annual Report on Form 10-KSB for the year ended December 31, 1997. We also consent to the reference to us under the heading "Experts" in such Prospectus.


Grant Thornton LLP
Cincinnati, Ohio
June 29, 1998